

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

<u>Via E-mail</u>
Nazneen D'Silva
President
Koffee Korner Inc.
6560 Fannin Street, Ste. 245
Houston, TX 77030

> **Re: Koffee Korner Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 23, 2012**
> **File No. 333-181719**

Dear Ms. D'Silva:

We have reviewed your responses to the comments in our letter dated June 25, 2012 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 3. It is unclear, however, why on page 9 you state that you will remain an emerging growth company "for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any October 31 in any year before that time, we would cease to be an 'emerging growth company' at the end of that fiscal year." It appears that your status as a "large accelerated filer" should be determined as of September 30, or the last business day of your most recently completed second fiscal quarter. Refer to Rule 12b-2 for a definition of a "large accelerated filer." Please revise or advise. In addition, consider describing the extent to which any of the emerging growth company exemptions are available to you as a Smaller Reporting Company.

<u>Registration Statement Cover Page</u>

2. We note your response to our prior comment 8 and reissue. We continue to believe that the $0.10 per share price prohibits your selling shareholders from making any profit on sales of shares that they acquired in the private placement unless and until there is an active trading market. This suggests that the $0.10 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise.

Summary of the Offering, page 3

Our Business, page 3

3. We note your response to our prior comment 9 and reissue because you did not revise your disclosure in response to our comment. Please revise here to disclose your revenue and net losses (or net income) for the most recent fiscal year and any interim stub, if applicable.

4. We note your response to our prior comment 10 and reissue. Please disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate in this section. Please also revise to quantify, if possible, your expected near term and long term financing requirements that are necessary to continue operations.

5. We note your response to our prior comment 14. Please revise this section also to specify how many additional locations you intend to open and state that there is no guarantee that you will be able to open any additional locations.

Risk Factors, page 4

6. We note your response to our prior comment 29. Please add a risk factor to describe the risk that your revenues may continue to decline as a result of increasing building vacancy rate.

Our Articles of Incorporation Provide, page 10

7. We note your response to our prior comment 20. Please revise to delete the undertakings of Item 512 of Regulation S-K from this risk factor and describe the risk you are facing so that investor can assess the risk.

Management's Discussion and Analysis, page 22

Our Business, page 26

8. We note your response to our prior comment 32 and reissue in part. Please substantially revise this section in order to provide information which might be useful to an investment decision. You should either disclose, or explain to us why it would not be material to an investment decision, what percentage of your sales are of coffee beans, leaf tea, and tea bags, on the one hand, and what percentage are of coffee, tea, and food meant to be consumed on your premises or via takeaway. Are the sales of non-coffee products material to your results?

Tea and Food, page 27

9. We note that on pages 3 and 26 you state that you purchase your "coffee from [your] principle supplier SYSCO and sell[] rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, and complementary food items which include bakery items, sandwiches, fruit and yogurt, a selection of teas, and beverage-related accessories and equipment, all prepared by our staff and sold through our retail location." In this section, however, you state that your bakery items, sandwiches, fruit and yogurts and other snacks are all purchased from your principle supplier SYSCO. Please revise for consistency or advise.

Dealer Prospectus Delivery Obligation, page 30

10. We note your response to our prior comment 41 and reissue. Please revise in the next amendment to include financial statements in Part I of your registration statement prior to the Dealer Prospectus Delivery Obligation.

Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-7

Note 2 - Summary of Significant Accounting Policies, page F-7

Leases, page F-10

11. We note from your disclosures on page F-10 and F-30 that rent expense for operating leases is recognized on a straight-line basis. In this regard, please explain to us why it appears from the amounts reported on your statements of operations that rent expense for fiscal 2012 and for the quarter ended June 30, 2012 has decreased as compared to the corresponding periods in fiscal 2011.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: via e-mail
        Frank J. Hariton, Esq.